EMX ROYALTY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of Canadian Dollars)

December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

EMX Royalty Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of EMX Royalty Corporation (the "Company") as of December 31, 2021 and 2020, and the related consolidated statements of loss, comprehensive loss, cash flows, and shareholders' equity for the years ended December 31, 2021 and 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) ("COSO") and our report dated March 25, 2022, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of Impairment Indicators or Impairment Reversal of Royalty and Other Property Interests

As described in Notes 2 and 9 to the financial statements, the amount of the Company's royalty and other property interests was $83.4 million as of December 31, 2021. Management assesses whether any indication of impairment or impairment reversal exists at the end of each reporting period for each royalty or other property interest, including assessing whether there are observable indications that the asset's value has declined, or that previous indicators have reversed, during the period. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment or impairment reversal (if any). Management uses judgment when assessing whether there are indicators of impairment or impairment reversal, such as significant changes in future commodity prices, discount rates, operator reserve and resource information, and geological exploration data, which indicates production from royalty interests, or other property interests may not be recoverable, or previous indicators of impairment have reversed.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators or impairment reversal of royalty and other property interests is a critical audit matter includes significant judgments by management in assessing whether there were indicators of impairment or impairment reversal, including among other items, evaluation of future commodity pricing, discount rates, ore recovery rates, performance projections of underlying mining operations, and publicly available data on metallurgical results on non-producing properties. Further, there is significant auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the aforementioned matters.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others:

•	evaluating the reasonableness of management's assessment of indicators of impairment or impairment reversal for significant royalty and other property interests;
•	evaluation of future commodity pricing;
•	assessing the fair value model with the assistance of a fair value specialist;
•	evaluation of the current, past and projected performance of the underlying mining operation; and
•	review of publicly available data on metallurgical results on non-producing properties.

We have served as the Company's auditor since 2002.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 25, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

EMX Royalty Corporation

Opinion on Internal Control Over Financial Reporting

We have audited EMX Royalty Corporation's (the "Company") internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's consolidated statements of financial position as of December 31, 2021 and 2020, and the related consolidated statements of loss, comprehensive loss, cash flows, and shareholders' equity for the years ended December 31, 2021 and 2020, and the related notes and our report dated March 25, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 40-F. Our responsibility is to express an opinion on the entity's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 25, 2022

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Canadian Dollars)

ASSETS	December 31, 2021	December 31, 2020
Current
Cash and cash equivalents	$25,218	$52,418
Restricted cash (Note 3)	3,901	1,222
Investments (Note 4)	15,391	16,755
Trade and settlement receivables, and other assets (Note 5)	9,446	3,283
Loan receivable (Note 6)	2,539	500
Total current assets	56,495	74,178

Non-current
Restricted cash (Note 3)	183	196
Trade and settlement receivables, and other assets (Note 5)	15,992	-
Investments (Note 4)	5,139	8,871
Investments in associated entities (Note 7)	42,394	-
Royalty and other property interests (Note 9)	83,355	18,496
Property and equipment (Note 10)	850	746
Reclamation bonds (Note 11)	1,060	456
Deferred financing charges	446	-
Deferred income tax asset (Note 12)	3,909	-
Total non-current assets	153,328	28,765

TOTAL ASSETS	$209,823	$102,943

LIABILITIES

Current
Accounts payable and accrued liabilities	$2,967	$3,618
Advances from joint venture partners (Note 13)	3,423	1,565
Loans payable (Note 14)	64,418	-

TOTAL LIABILITIES	70,808	5,183

SHAREHOLDERS' EQUITY
Capital stock (Note 15)	199,656	132,678
Reserves	31,306	26,433
Deficit	(91,947)	(61,351)
TOTAL SHAREHOLDERS' EQUITY	139,015	97,760

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$209,823	$102,943

Nature of operations and going concern (Note 1)

Events subsequent to the reporting date (Note 20)

Approved on behalf of the Board of Directors on March 25, 2022

Signed: "David M Cole"	Director	Signed: "Larry Okada"	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF LOSS

(Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

	Year ended December 31, 2021	Year ended December 31, 2020
REVENUE AND OTHER INCOME (Note 8)	$9,434	$7,199

COSTS AND EXPENSES
General and administrative (Note 8)	5,600	5,172
Project and royalty generation costs, net (Note 9)	9,494	8,430
Depletion, depreciation, and direct royalty taxes	3,247	1,226
Share-based payments (Note 15)	3,679	1,994
	22,020	16,822

Loss from operations	(12,586)	(9,623)

Change in fair value of fair value through profit or loss assets	(6,278)	6,162
Gain on sale of marketable securities	465	250
Equity income from investments in associated entities (Note 7)	3,482	-
Foreign exchange loss	(4,969)	(177)
Finance expenses and other (Note 14)	(2,922)	-
Impairment charges (Notes 7 and 9)	(10,496)	-

Loss before income taxes	(33,304)	(3,388)
Deferred income tax recovery (expense) (Note 12)	3,898	(2,113)
Income tax expense (Note 12)	(343)	(506)

Loss for the year	$(29,749)	$(6,007)

Basic and diluted loss per share	$(0.33)	$(0.07)

Weighted average number of common shares outstanding - basic and diluted	89,134,708	83,680,193

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Thousands of Canadian Dollars)

	Year ended December 31, 2021	Year ended December 31, 2020
Loss for the year	$(29,749)	$(6,007)

Other comprehensive income (loss)
Reclass of AOCI on disposal of FVOCI investment	847	-
Change in fair value of financial instruments	-	31
Currency translation adjustment	273	(234)

Comprehensive loss for the year	$(28,629)	$(6,210)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of Canadian Dollars)

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Cash flows from operating activities
Loss for the year	$(29,749)	$(6,007)
Items not affecting operating activities:
Interest income received	(1,149)	(880)
Effect of exchange rate changes on cash and cash equivalents	1,479	1,967
Items not affecting cash:
Change in fair value of fair value through profit or loss assets	6,278	(6,162)
Equity income from investment in associates	(3,482)	-
Share-based payments	4,601	2,784
Bonus shares issued	13	-
Deferred income tax expense (recovery)	(3,898)	2,113
Depreciation	102	63
Depletion	3,029	1,123
Finance charges, net of settlement gains	2,560	-
Realized gain on sale of investments	(465)	(250)
Impairment charges	10,496	-
Loss on sale of royalty and other property interests	-	88
Shares received pursuant to property agreements	(2,561)	(3,756)
Unrealized foreign exchange (gain) loss	2,821	(31)

Changes in non-cash working capital items (Note 19)	34	(13)
Total cash used in operating activities	(9,891)	(8,961)

Cash flows used in investing activities
Option payments received	643	579
Interest received on cash and cash equivalents	219	295
Dividends and other distributions	2,424	207
Loan receivable, net of interest received	(2,359)	526
Proceeds from loan repayment	550	-
Acquisition of royalty and other property interests, net	(41,696)	(5,120)
Purchase of preferred shares	-	(4,797)
Purchase of equity investments	(47,970)	-
Proceeds (purchases) of fair value through profit and loss investments, net	(1,616)	395
Purchase of property and equipment	(206)	(165)
Reclamation bonds	(604)	276
Total cash used in investing activities	(90,615)	(7,804)

Cash flows from financing activities
Loans payable	54,491	-
Loan repayments	(1,487)	-
Proceeds from private placement	21,450	-
Share issue costs	(630)	-
Proceeds from exercise of options	1,407	2,156
Deferred financing costs	(446)	-
Total cash provided by financing activities	74,785	2,156

Effect of exchange rate changes on cash and cash equivalents	(1,479)	(1,967)

Change in cash and cash equivalents	(27,200)	(16,576)
Cash and cash equivalents, beginning	52,418	68,994

Cash and cash equivalents, ending	$25,218	$52,418

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

			Reserves
	Number of common shares	Capital stock	Share-based payments	Accumulated other comprehensive gain	Deficit	Total
Balance as at December 31, 2020	84,677,831	$132,678	$17,516	$8,917	$(61,351)	$97,760
Shares issued for royalty and property acquisitions	12,437,833	42,332	-	-	-	42,332
Shares issued for private placements	6,500,000	21,387	63	-	-	21,450
Shares issued in connection with Sprott credit facility	450,730	1,558	-	-	-	1,558
Share issue costs	-	(705)	75	-	-	(630)
Shares issued for exercise of stock options	1,055,400	1,407	-	-	-	1,407
Shares issued for bonuses	4,667	13	-	-	-	13
RSUs issued	232,750	183	(183)	-	-	-
Reclass of reserves for exercise of options	-	803	(803)	-	-	-
Share-based payments	-	-	4,601	-	-	4,601
Reclass of AOCI on disposal of FVOCI investment	-	-	-	847	(847)	-
Foreign currency translation adjustment	-	-	-	273	-	273
Loss for the year	-	-	-	-	(29,749)	(29,749)

Balance as at December 31, 2021	105,359,211	$199,656	$21,269	$10,037	$(91,947)	$139,015

			Reserves
	Number of common shares	Capital stock	Share-based payments	Accumulated other comprehensive gain	Deficit	Total
Balance as at December 31, 2019	82,554,760	$128,776	$15,943	$9,120	$(55,344)	$98,495
Shares issued for royalty and other property interests	155,271	535	-	-	-	535
Shares issued for exercise of stock options	1,967,800	2,156	-	-	-	2,156
Reclass of reserves for exercise of options	-	1,211	(1,211)	-	-	-
Share-based payments	-	-	2,784	-	-	2,784
Foreign currency translation adjustment	-	-	-	(234)	-	(234)
Change in fair value of financial instruments	-	-	-	31	-	31
Loss for the year	-	-	-	-	(6,007)	(6,007)

Balance as at December 31, 2020	84,677,831	$132,678	$17,516	$8,917	$(61,351)	$97,760

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the "Company" or "EMX"), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Australia, New Zealand, and South America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX" and the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise capital or conduct royalty generation activities.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc. ("BULM"), Eurasian Royalty Madencilik AS, and its 50% interest in Minera Tercero SpA ("Tercero"), the holder of an investment in associated entity, all of whose functional currency is the United States ("US") dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements comprise the accounts of EMX Royalty Corporation, the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company's principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage

Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
EMX - NSW1 PTY LTD.	Australia	100%
EMX Broken Hill PTY LTD.	Australia	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Royalty Madencilik	Turkey	100%
EMX Scandinavia AB (formerly Eurasian Minerals Sweden AB)	Sweden	100%
Viad Royalties AB	Sweden	100%
EV Metals AB	Sweden	100%
EMX Finland OY	Finland	100%
EMX Norwegian Services AS	Norway	100%
Minera Tercero SpA	Chile	50%

Functional and Reporting Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations of Bullion Monarch Mining, Inc., Eurasian Royalty Madencilik AS and Minera Tercero SpA which is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue is comprised of revenue earned in the period from contracts with customers under each of its royalty interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty interest is a performance obligation. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

Revenue recognition for royalty interests occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short term and long term restricted cash, current and non-current investments, loans receivable, trade and settlement receivables, reclamation bonds, accounts payable and accrued liabilties, advances from joint venture partners and loans payable. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents, restricted cash, trade and settlement receivables, and loans receivable, and reclamation bonds which are classified as financial assets at amortized cost. Accounts payable and accrued liabilities, advances from joint venture partners and loans payable are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.

Investments in common shares and warrants are classified as fair value through profit or loss ("FVTPL"). These common shares and warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in profit or loss under the classification of change in fair value of fair value through profit or loss assets.

Non-current investments in common shares are held for long term strategic purposes and not for trading. The Company has made an irrevocable election to designate these investments as fair value through other comprehensive income ("FVTOCI") in order to provide a more meaningful presentation based on management's intention, rather than reflecting changes in fair value in profit or loss. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of changes in fair value of financial instruments. Cumulative gains and losses are not subsequently reclassified to profit or loss.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as amortized cost are recognized at their fair value amount and offset against the related asset or liability. Financial assets are derecognized when the contractual rights to the cash flows from the asset expire.

Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

Investments in Associated Entities

The Company accounts for its long-term investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company's share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events have an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
  National or local economic conditions that correlate with defaults of the associated companies.

In some instances, the Company will not have access to sufficient information to make a reasonable estimate for equity based accounting, or consideration to which it expects to be entitled and, accordingly, recognition of certain equity gains or losses is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Other property interests and royalty generation expenditures

Acquisition costs for property interests, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, issued for property interests pursuant to the terms of the agreement. Royalty generation expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, an impairment test is conducted and subsequent development expenditures on the property will be capitalized.

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management's estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

A property interest acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Royalty interests

Royalty interests consist of acquired royalty interests pursuant to purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

On acquisition of a royalty interest, an allocation of its cost is attributed to the exploration potential of the interest and is recorded as an asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no estimated reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to estimated reserves, the cost basis is amortized over the remaining life of the mineral property, using the estimated reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that production will not occur in the future.

Property and equipment

Property and equipment is recorded at cost. Buildings are depreciated using a 5 year straightline method. Equipment is depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Decommissioning liabilities

Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value.

Environmental disturbance restoration

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets' carrying value.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Share-based payments

Share-based payments include option and stock grants granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and stock grants is measured at the date of grant. For non-employees, the fair value of the options and stock are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. For directors, employees and non-employees, the fair value of the options and stock grants is accrued and charged to operations, with the offsetting credit to share based payment reserve for options, and commitment to issue shares for stock grants over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. When the stock grants are issued, the applicable fair value is transferred from commitment to issue shares to share capital. Option based compensation awards are calculated using the Black-Scholes option pricing model while stock grants are valued at the fair value on the date of grant.

The Company has granted certain employees and non-employess restricted share units ("RSUs") to be settled in shares of the Company. The fair value of the estimated number of RSUs that will eventually vest, determined at the date of grant, is recognized as share-based compensation expense over the vesting period, with a corresponding amount recorded as equity. The fair value of the RSUs is estimated using the market value of the underlying shares as well as assumptions related to the market and non-market conditions at the grant date.

Income taxes

Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Loss per share

The Company presents basic loss per share data for its common shares, calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

Existing stock options and share purchase warrants are not included in the loss per share computation of diluted loss per share if inclusion would be anti-dilutive. For the years presented in which the inclusion of stock options and warrants would be anti-dilutive, the basic and diluted losses per share are the same.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value, as determined by the closing quoted price on the day prior to the issuance date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded in reserves.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a) Royalty interests and related depletion

In accordance with the Company's accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b) Other property interests

Recorded costs of other property interests are not intended to reflect present or future values of other property interests. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

c) Taxation

The Company's accounting policy for taxation requires management's judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions.

These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

d) Valuation of investments in private entities

The Company values its investments in private entities at fair value at each reporting date.  When the fair values of these financial instruments cannot be measured based upon quoted prices in active markets, their fair value is based on estimates made by management using valuation techniques. The inputs to these valuation models are taken from observable market data where possible, including concurrent third party investments, but where this is not feasible, a degree of judgement is required in establishing fair value. Changes in assumptions related to these inputs could affect the reported fair value of the financial instruments.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

a) Functional Currencies

The functional currency of each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

b) Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments

Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

New Accounting Policies

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2022. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

3. RESTRICTED CASH

At December 31, 2021, the Company classified $4,084 (December 31, 2020 - $1,418) as restricted cash. This amount is comprised of $183 (December 31, 2020 - $196) held as collateral for its corporate credit cards and $1,905 (December 31, 2020 - $Nil) comprised of a minimum cash balance required in connection with the Sprott Credit Facility (Note 14) and cash of $1,996 (December 31, 2020 - $1,222) held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing option agreements. Partner advances expected to be used within the following twelve months are included with current assets.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

4. INVESTMENTS

At December 31, 2021 and December 31, 2020, the Company had the following investments:

	December 31, 2021	December 31, 2020
Marketable securities	$9,226	$14,717
Warrants	180	636
Private company investments	11,124	10,273
Total Investments	20,530	25,626
Less: current portion	(15,391)	(16,755)
Non-current portion	$5,139	$8,871

During the year ended December 31, 2021, the Company recognized $559 (2020 - $526) in interest income on its investment in Ensero Holdings, Inc., a privately-held Delaware corporation, and $79 (2020 - $84) in dividend income related to certain marketable securities, both of which have been included in revenue and other income.

During the year ended December 31, 2021, the Company increased its interest in Rawhide Acquistion Holding, LLC ("RAH" or "Rawhide"), a privately-held Delaware company to 38.07% and now accounts for RAH under IAS 28 - Investment in Associates and Joint Ventures (Note 7).

The Company also received investments as proceeds related to various property deals during the year ended December 31, 2021.

5. TRADE AND SETTLEMENT RECEIVABLES, AND OTHER ASSETS

The Company's trade and settlement receivables and other assets are primarily related to royalty income receivable, deferred compensation, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of royalty generation costs from project partners.

As at December 31, 2021 and December 31, 2020, the trade receivables and other assets were as follows:

Category	December 31, 2021	December 31, 2020
Royalty income receivable	$251	$66
Refundable taxes	1,481	1,723
Turkish VAT recoverable	6,979	-
Recoverable royalty generation expenditures and advances	1,835	679
Deferred compensation	14,109	-
Other	783	815
Total receivables and other assets	25,438	3,283
Less: current portion	(9,446)	(3,283)
Non-current portion	$15,992	$-

Non-current trade and settlement receivables and other assets are comprised of VAT and the deferred payments from Aftermath Silver Ltd. ("Aftermath") and AbraSilver Resource Corp. ("AbraSilver") (Note 9) expected to be collected after 12 months.

The carrying amounts of the Company's receivables and other assets are denominated in the following currencies:

Currency	December 31, 2021	December 31, 2020
Canadian Dollars	$1,715	$332
US Dollars	15,933	411
Swedish Krona	811	2,538
Turkish Lira	6,979	2
Total	$25,438	$3,283

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

6. LOAN RECEIVABLE

On November 25, 2019 the Company entered into a loan agreement with Norden Crown Metals Corp. ("NCM") whereby the Company loaned $800 to NCM for one year. The loan carried an annual effective interest rate of 8.08% and included a loan fee equal to 5% of the loan amount ($40) payable on maturity. The Company had the option to elect to receive the loan fee in shares of NCM at not less than the market price of NCM common shares in accordance with TSX-V Policy. NCM granted security to EMX in connection with the loan consisting of: i) a pledge of the issued and outstanding shares of Lekelvare Minerals AB ("Lekelvare"), a wholly-owned subsidiary of NCM; ii) a guarantee of the loan by Lekelvare; and iii) the obligation to transfer the Gumsberg License (or the issued and outstanding shares of Lekelvare) to the Company if the loan is in default.

In August 2020 the Company entered into an amended credit facility agreement with NCM. As part of the amendment, the Company received an aggregate 2,456,101 units of NCM and each unit consisted of one common share in the capital of NCM and one common share purchase warrant, with each warrant being exercisable at a price of $0.33 for a period of 24 months from the date of issuance. In return for the units received, the parties agreed to reduce the principal amount of debt to $482 with interest accruing on the new principal from the date of the amended agreement at a rate of 0.65% per month, compounded monthly, as well as a six month extension of the maturity date to May 25, 2021.

Effective May 25, 2021, a second amendment was made to the credit facility granting NCM an additional 30 days for settlement to June 24, 2021 in exchange for a $30 extension fee added to the principal balance. On June 25, 2021, the Company received $550 as full settlement of the principal and interest outstanding.

In July 2021, the Company entered in a loan administration agreement with Earlston Investments Corp. ("Earlston") who entered into a separate loan agreement dated May 28, 2021 with Colorado Legacy Lands, LLC ("CLL"), as borrower to provide a bridge loan to CLL in the aggregate principal amount of US$4,000 to be funded by sub-participants of which included EMX. The bridge loan included a 12% interest rate per annum, compounded monthly and payable monthly. In consideration for the advance of the loan, CLL agreed to pay Earlston a 4% or $160 bonus fee up front, and reimburse other deal related expenses.

Pursuant to the loan administration agreement, EMX agreed to fund US$2,000 of the bridge loan to CLL as a sub-participant. As such, EMX advanced the total of US$1,916 which was US$2,000 less its share of the bonus fee being US$80 and its share of expenses. As at December 31, 2021, the balance receivable was $2,539 (US$2,000) and the Company received or accrued $164 in interest income and $105 in bonus and other loan fees.

	December 31, 2021	December 31, 2020
Colorado Legacy Lands, LLC	$2,539	$-
Norden Crown Metals Corp.	-	500
Total	$2,539	$500

7. INVESTMENTS IN ASSOCIATED ENTITIES

Caserones

In August 2021, the Company entered into an agreement to acquire an effective 0.418% Net Smelter Return ("NSR") royalty on the operating Caserones mine in northern Chile for US$34,100 in cash. To purchase the Caserones Royalty and for purposes of distributing payments received from the royalty interest, the Company formed a 50%-50% partnership, Tercero, with Altus Strategies Plc (AIM: ALS; TSX Venture: ALTS; OTCQX: ALTUF) which is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

7. INVESTMENTS IN ASSOCIATED ENTITIES (Continued)

Tercero was used to purchase a 43% interest in Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California") through a Share Purchase Agreement for US$68,200. Separately, the Company entered into a Credit Agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") (Note 14) to finance its portion of the purchase price. SLM California has a right to 67.5% of the 2.88% Caserones NSR royalty. SLM California's sole purpose is to administer the company, pay Chilean taxes and distribute its royalty proceeds to the shareholders, including Tercero. The 50% interest of the Company in Tercero provides EMX with the right to the effective 0.418% royalty interest. As at December 31, 2021, the Company's investment in SLM California including its share of accumulated equity income and losses, and distributions was $42,394 (December 31, 2020 - $Nil).

The Company through Tercero does not control operational decisions and is eligible to appoint a director to serve on the Board of SLM California. The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

The following table summarizes the changes in the carrying amount of the Company's investment in SLM California:

December 31, 2021
Opening Balance	$-
Capital Investment	43,007
Company's share of net income of associated entity	3,012
Currency translation adjustments	(1,473)
Distributions	(2,152)
Ending Balance	$42,394

Summarized financial information for the Company's investment in SLM California on a 100% basis and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

December 31, 2021
Royalty Revenue	$20,649
Net income and comprehensive income	14,010
The Company's ownership %	21.5%
Company's share of net income of associated entity	$3,012

December 31, 2021
Current assets	$6,308
Non-current assets	-
Total liabilities	(6,797)
Net assets (liabilities)	(489)
The Company's ownership %	21.5%
Acquisition fair value and other adjustments	42,499
Carrying amount of investment in associated entity	$42,394

Rawhide

The Company has a 38.07% (December 31, 2020 - 19.99%) equity investment in RAH. During the year ended December 31, 2021 RAH suspended its mining operations due to working capital constraints and as at December 31, 2021 the Company determined that its investment in RAH was impaired. Accordingly, the Company recognized an impairment charge of $10,014 on the value of its investment and as at December 31, 2021, the Company's investment in RAH including its share of accumulated equity income and losses, dilution gains and impairment charges was $Nil (December 31, 2020 - $4,580).

The Company has a minority position on the Board of Rawhide, and does not control operational decisions. The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

7. INVESTMENTS IN ASSOCIATED ENTITIES (Continued)

The following table summarizes the changes in the carrying amount of the Company's Rawhide investment:

December 31, 2021
Opening Balance	$-
Capital Investment	9,544
Company's share of net loss of associated entity	(702)
Dilution gain	1,172
Impairment charge	(10,014)
Ending Balance	$-

Summarized financial information for the Company's investment in Rawhide on a 100% basis and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

December 31, 2021
Revenue	$45,484
Net loss and comprehensive loss	(1,844)
The Company's ownership %	38.07%
Company's share of net loss of associated entity	$(702)

December 31, 2021
Current assets	$32,062
Non-current assets	33,553
Current liabilities	(21,199)
Non-current liabilities	(42,163)
Net assets (liabilities)	2,253
The Company's ownership %	38.07%
Acquisition fair value and other adjustments	(857)
Carrying amount of investment in associated entity	$-

8. REVENUE AND GENERAL AND ADMINISTRATIVE EXPENSES

During the years ended December 31, 2021 and 2020, the Company had the following sources of revenue and other income, and general and administrative expenses:

Revenue and other income	Year ended	Year ended
	December 31, 2021	December 31, 2020
Royalty revenue	$3,742	$1,478
Interest and other income	1,256	937
Option and other property income	4,357	4,700
Dividend income	79	84
	$9,434	$7,199

General and administrative expenses	Year ended	Year ended
	December 31, 2021	December 31, 2020
Salaries, consultants, and benefits	$1,873	$2,360
Professional fees	1,666	968
Investor relations and shareholder information	689	604
Transfer agent and filing fees	317	222
Administrative and office	987	944
Travel	68	74
	$5,600	$5,172

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS

As at and for the year ended December 31, 2021:

	Country	December 31, 2020	Net Additions	Depletion	Cumulative translation adjustments	Impairment	December 31, 2021
Royalty Interests
Gediktepe	Turkey	$-	$53,970	$-	$1,570	$-	$55,540
Leeville	USA	11,251	-	(3,029)	(78)	-	8,144
Diablillos	Argentina	-	8,912	-	-	-	8,912
Berenguela	Peru	-	2,475	-	-	-	2,475
Revelo Portfolio	Chile	1,684	-	-	-	-	1,684
Tartan Lake	Canada	-	1,238	-	-	-	1,238
Other*	Various	1,313	936	-	-	-	2,249
		14,248	67,531	(3,029)	1,492	-	80,242
Other Property Interests
Perry Portfolio	Canada	2,421	(587)	-	-	(156)	1,678
Other*	Various	1,827	(260)	-	-	(132)	1,435
		4,248	(847)	-	-	(288)	3,113
Total		$18,496	$66,684	$(3,029)	$1,492	$(288)	$83,355
*Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.

As at and for the year ended December 31, 2020:

	Country	December 31, 2019	Net Additions	Depletion	Cumulative translation adjustments	Impairment	December 31, 2020
Royalty Interests
Leeville	USA	$12,583	$-	$(1,123)	$(209)	$-	$11,251
Revelo Portfolio	Chile	-	1,684	-	-	-	1,684
Other*	Various	905	408	-	-	-	1,313
		13,488	2,092	(1,123)	(209)	-	14,248
Other Property Interests
Perry Portfolio	Canada	-	2,421	-	-	-	2,421
Other*	Various	1,546	281	-	-	-	1,827
		1,546	2,702	-	-	-	4,248
Total		$15,034	$4,794	$(1,123)	$(209)	$-	$18,496
*Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Canada and the U.S.A.

ROYALTY INTERESTS

SSR Mining Royalty Portfolio

On October 21, 2021, the Company completed the acquisition of a portfolio of royalty interests and deferred payments from SSR Mining Inc. and certain of its subsidiaries ("SSR Mining"). The royalty portfolio includes US$18,000 in future cash payments (of which US$2,250 was received during the year ended December 31, 2021). Total consideration paid was $40,720 (US$33,000) in cash and 12,323,048 common shares of the Company valued at $41,898 (US$33,955) or $3.40 per share to SSR Mining. The Company also paid or accrued $503 in acquisition costs, $9,684 (US$7,848) in VAT, and $473 (US$383) in stamp duties. Additionally, EMX will be required to make contingent payments to SSR Mining of up to US$34,000 for the Yenipazar property to be paid in a combination of cash and common shares of EMX upon certain development and production milestones being achieved.

As part of the portfolio, the Company acquired two royalties at Gediktepe in Turkey, which cover assets currently being developed by Lidya Madencilik Sanayi ve Ticaret A.Ş., a private Turkish company. These include a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

The portfolio also includes a Net Profits Interest ("NPI") royalty at Yenipazar that is set at 6% until US$165,000 in revenues are received, after which the NPI converts to a 10% interest.

In Argentina, the Company acquired a 1% NSR royalty with respect to production pursuant to a definitive share purchase agreement for the Diablillos property originally executed by SSR Mining with AbraSilver Resource Corp. The agreement with AbraSilver includes the right to a deferred payment of US$7,000 upon the earlier of commencement of commercial production or July 31, 2025. This payment is binding under the agreement with AbraSilver and has been discounted at a rate of 12% and included in trade and settlement receivables on acquisition. As at December 31, 2021 the carrying value was $5,968 ($US 4,701).

In Peru, the Company acquired the right to deferred payments including US$11,000 (US$2,250 received) pursuant to a definitive acquisition agreement for the Berenguela property originally executed by SSR Mining with Aftermath Silver Ltd. which includes a series of staged payments over the next five years to acquire a 100% interest in the Berenguela project. Upon earn-in and the declaration of commercial production at Berenguela, a sliding-scale royalty will be payable to EMX based upon a 1% NSR royalty on all mineral production when the silver price is up to and including US$25 per ounce, or a 1.25% NSR royalty on all mineral production when the silver price is over US$25 per ounce and when the copper price is over US$2 per pound. The deferred payments are binding under the agreement with Aftermath and have been discounted at a rate of 12% and included in trade and settlement receivables on acquisition. As at December 31, 2021 the carrying value was $8,141 ($US 6,412).

The remaining royalty interests acquired in the SSR Mining portfolio include assets in South America, Mexico, the United States (Nevada), and Canada.

In connection with the closing of the acquisition, the Company entered into a Vendor-take-back note ("VTB Note") with SSR Mining pursuant to which the Company borrowed $9,682 (US$7,848) (Note 14) to finance the payment of VAT in Turkey which was payable on the Turkish assets acquired.

Leeville Royalty

The Company holds a 1% gross smelter return ("GSR") royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture.

During the year ended December 31, 2021, $3,433 (2020 - $1,478) in royalty revenue was included in revenue and other income. Royalty income from the Leeville Mine incurred a 5% direct gold tax of $172 (2020 - $67). Further, applied only against the Leeville Mine was depletion of $3,029 (2020 - $1,123).

Revelo Portfolio Interests

In March 2020, the Company closed the acquisition of certain NSR royalty interests in Chile from Revelo Resources Corp. for $1,684 (US$1,162).

Kaukua Royalty Interest

In March 2020, the Company completed the acquisition of a 2% NSR royalty on various exploration licenses (the "Kaukua Royalty") in Finland from Akkerman Exploration B.V., a private Netherlands Company ("Akkerman"). The Kaukua Royalty was acquired from Akkerman by the Company for $125 (paid) and the issuance of 52,000 EMX shares issued and valued at $136. The Company's NSR royalty applies to all future mineral production from the Kaukua Royalty licenses. Palladium One can purchase 1% of the NSR royalty prior to the delivery of a "bankable feasibility study" for €1,000. The remaining 1% of the NSR royalty is uncapped, and cannot be repurchased.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Balya Royalty Interest

During the year ended December 31, 2020, the Company completed the transfer of the Balya royalty property in Turkey from Dedeman Madencilik San. ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan") a private Turkish company. The Company retains a 4% NSR royalty on the property that is uncapped and is not subject to a buy back agreement.

OTHER PROPERTY INTERESTS

The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged and conditional payments owed to the Company. During the year ended December 31, 2021 the Company received cash payments totaling $526 (2020 - $342) and total equity payments valued at $3,093 (2020 - $3,755) in connection with property deals from various partners which has been included in revenue and other property income. Certain transactions of note for the years ended December 31, 2021 and 2020 included the following:

Sweden and Norway

Løkken, Kjøli and Southern Gold Line Projects

Pursuant to anti-dilution provisions in an agreement entered into for the Løkken, Kjøli and Southern Gold Line Projects in Norway and Southern Sweden in August 2020 and amended November 2020 with Capella Minerals Limited ("CAP"), in April 2021 the Company received 13,614,785 common shares of Capella valued at $1,498 and representing a 9.9% interest in Capella.

Agnico's Oijärvi Gold Project

In June 2021, the Company closed an asset purchase agreement with Gold Line Resources ("GLR") and Agnico Eagle Mines Limited. ("Agnico"), by which GLR can acquire a 100% interest in Agnico's Oijärvi Gold Project located in central Finland and the Solvik Gold Project located in southern Sweden for an aggregate purchase price of US$10,000 comprised of staged payments totaling US$7,000 in cash, US$1,500 in shares of GLR and US$1,500 in shares of EMX over three years. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased at any time by EMX for US$1,000. EMX will receive additional share and cash payments from GLR as reimbursement for the US$1,500 of EMX shares issued to Agnico over the course of the agreement. Pursuant to the agreement, payments to Agnico are as follows:

	Gold Line Cash Payments (USD)	EMX Shares (USD)	Gold Line Shares (USD)
Upon signing of the agreement (paid and issued)	$750	$375	$375
First anniversary of the purchase agreement (paid and issued)	1,500	500	500
Second anniversary of the purchase agreement	1,750	625	625
Third anniversary of the purchase agreement	3,000	-	-
Total	$7,000	$1,500	$1,500

Pursuant to the agreement, payments to be received by EMX from GLR are as follows:

	Cash Payments (USD)	Gold Line Shares (USD)
Upon signing of the agreement (received)	$-	$375
First anniversary of the purchase agreement (received)	250	250
Second anniversary of the purchase agreement	313	313
Total	$563	$938

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Pursuant to the agreement, during the year ended December 31, 2021, the Company issued to Agnico 114,785 common shares valued at $434 and received 793,220 shares of Gold Line valued at $434 as required on signing of the agreement. Subsequent to the year ended December 31, 2021 and pursuant to the first anniversary of the agreement, the Company issued 211,795 common shares to Agnico and received the cash payment of $US250 and 2,840,806 common shares of GLR.

Oijärvi Extension

On December 31, 2021, the Company and GLR entered into an amended agreement to transfer the Company's exploration reservation in Finland's Oijärvi greenstone belt (the "Oijärvi Extension") to GLR. In essence, the Oijärvi Extension will be added as an additional property under the terms of the 2019 agreement with GLR. Pursuant to the agreement, at closing, the Company will transfer to GLR its interests in the Oijärvi Extension property and GLR will issue to EMX 1,125,000 common shares of GLR (received subsequent to December 31, 2021).

The Company will receive an uncapped 3% NSR royalty on the project. Within six years of the closing date GLR has the right to buy down up to 1% of the royalty owed to EMX by paying the Company 2,500 ounces of gold, or its cash equivalent. The Company will also receive Advance Annual Royalty ("AAR") payments of 30 ounces of gold, commencing on the second anniversary of the closing, with each AAR payment increasing by five ounces of gold per year up to a maximum of 75 ounces of gold per year. These AAR payments may be made in gold bullion, its cash equivalent, or its value equivalent in shares of GLR, subject to certain conditions. GLR will also reimburse the Company for its Oijärvi Extension acquisition costs.

Røstvangen and Vakkerlien Projects

On February 21, 2020, Playfair Mining Ltd. ("Playfair") exercised its option to acquire a 100% interest in the Røstvangen and Vakkerlien poperties in Norway pursuant to an option agreement dated February 28, 2019 and issued to the Company 3,000,000 shares valued at $120.  Pursuant to anti-dilution provisions in the option agreement, the Company received 4,529,795 common shares of Playfair valued at $641 during the year ended December 31, 2021.

Svärdsjö Project

In July 2021, the Company executed an agreement for the sale of its Svärdsjö polymetallic project in Sweden to District Metals Corp. ("District" or "DMX"). In accordance with the agreement, District acquired a 100% interest in the project by making a cash payment of $35 (received) and issuing to EMX 1,659,084 common shares (received and valued at $365) of DMX that increases EMX's equity ownership in DMX to 9.9% (on a non-diluted basis). In addition to the equity payment received, the agreement provides the Company a 2.5% NSR royalty interest in the project, future AAR payments, and other consideration. EMX will receive a 2.5% NSR royalty interest in the project. On or before the sixth anniversary after closing, DMX has the option to purchase 0.5% of the NSR on the project by paying EMX $2,000.

USA

Erickson Ridge, South Orogrande, and Robber Gulch Projects

In April 2020, the Company entered into three separate option agreements for the Erickson Ridge, South Orogrande, and Robber Gulch projects in Idaho with Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. ("Gold Lion"). Each project is covered by a separate agreement. Pursuant to each agreement, Gold Lion can exercise its option to earn a 100% interest in a given project by making option payments totaling US$600 to the Company, delivering a total of 950,000 common shares of Gold Lion to the Company (200,000 per agreement received) and completing US$1,500 in exploration expenditures before the fifth anniversary of the agreements. During the year ended December 31, 2020 Gold Lion terminated the agreement for the Robber Gulch project.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

During the year ended December 31, 2021 the Company received total cash payments of $63 (US$50) (2020 - $60 (US$45) and equity payments of $Nil (2020 - $210) relating to the agreements.

Yerington West Project

The Yerington West property is comprised of certain unpatented federal mining claims located on lands administered by the Bureau of Land Management. Yerington West is under an option agreement with Hudbay Minerals Inc. ("Hudbay") dated December 11, 2020. Pursuant to the agreement, during the year ended December 31, 2021, the Company received $63 (US$50) as required for the first anniversary payment, which was credited to capitalized costs.

Superior West, Arizona

On May 4, 2015, the Company entered into an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration Inc. ("BCE"), for the Superior West project with Kennecott Exploration Company. Pursuant to the agreement, Kennecott can earn a 100% interest in the project by making a cash payment upon execution of the agreement of US$149 (received), and thereafter completing US$5,500 in exploration expenditures and paying annual option payments totaling US$1,000 (US$500 received) before the fifth anniversary of the agreement. During the year ended December 31, 2021, the fifth anniversary payments and exploration milestones were put on hold pending permitting delays, the Company has received the annual option payments for 2020 of $139 (US$100) and the option remains in good standing. The 2020 option payment was credited to capitalized costs.

Red Top, Ripsey West, and Miller Mountain Projects

In March 2021, the Company through its wholly-owned subsidiary BCE, executed an exploration and option agreement for the Red Top, Ripsey West, and Miller Mountain projects in North America with Zaya Resources, Ltd. ("Zaya"), a wholly-owned subsidiary of Zacapa Resources Ltd. ("Zacapa").

Pursuant to the agreement, Zaya can acquire a 100% interest in each of the projects by completing the following conditions:

  Issuance of 9.9% of the outstanding shares of Zacapa (2,960,000 shares received at a value of $370) to the Company and reimbursement of the Company's acquisition and holding costs upon signing (received $160);
  Zacapa raising a minimum of US$3,000 of exploration capital and completing a successful IPO before the third anniversary of the agreement. EMX will maintain a non-dilution right through US$3,000 of capital raises whereby Zacapa will issue additional shares to EMX to maintain its 9.9% equity position at no cost to EMX (440,000 common shares valued at $220 received during the year ended December 31, 2021); and
  Zacapa making AAR payments for each project to EMX beginning with US$20 on the latter of the issuance of drill permits, or the second anniversary of the agreement, and increasing US$10 each year to a cap of US$75 per year.

Upon Zaya's exercise of the option EMX will be granted a royalty of 2.5% of the production returns for the Red Top and Ripsey West projects and a royalty of 3.5% of the production returns at the Miller Mountain project; and EMX will continue to receive AAR payments with respect to each project.

In May 2021, Zacapa terminated the Ripsey West agreement.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Valve House, Timber Butte, Lehman Butte, and Speed Goat Projects

In November 2021, the Company through its wholly-owned subsidiary BCE, entered into four separate agreements for the Valve House, Timber Butte, and Lehman projects in Idaho, USA, and the Speed Goat project in Nevada, USA, with Hochschild Mining PLC ("Hochschild"). Each agreement is substantially the same allowing Hochschild to earn a 100% interest in an individual project by reimbursing EMX the previous year's holdings costs and making option payments totaling US$600 and completing US$1,500 in exploration expenditures before the fifth anniversary of a given agreement. Upon exercise of the option for any one agreement, EMX will retain a 4% NSR royalty on a Project with Hochschild having the option to buyback up to a total of 1.5% of the royalty. Upon execution of the agreements, the Company received cash payments totaling $100 (US$80).

Regional Strategic Alliance ("RSA") with South32

In November 2018, the Company, through its wholly-owned subsidiary BCE, entered into an agreement with South32, a wholly-owned subsidiary of South32 Limited. Pursuant to the agreement, which has an initial term of two years, South32 will fund EMX US$800 per year to generate new prospects to be considered for acquisition as well as to fund the labour portion of work programs on early-stage projects, Alliance Exploration Projects ("AEP"). In addition, the Company can request of South32 up to US$200 per year for new acquisition funding. South32 has selected the Jasper Canyon, Sleeping Beauty, Dragon's Tail, Trigger, BIGE, Red Star, Revenue Gulch, Royston, Jasper Canyon, and Malone properties as AEP's for advancement under the alliance.

As projects advance, the Company will propose certain projects be selected as Designated Projects ("DP"). DP's will advance under separate option agreements whereby South32 can earn a 100% interest in the project by making option payments totaling US$525 and completing US$5,000 in exploration expenditures over a five year period. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX.

Pursuant to the RSA, during the year ended December 31, 2021, South32 advanced the Jasper Canyon, Copper Springs, and Malone properties to Designated Project ("DP") status and the Company received US$75 (US$25 per property) in execution payments, as well as US$70 for reimbursement of land payments related to the Copper Springs property.

DP's will advance under separate option agreements whereby South32 can earn a 100% interest in the project by making option payments totaling US$525 and completing US$5,000 in exploration expenditures over a five-year period. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX.

Copper King, Arizona

During the year ended December 31, 2021, the Company received the fifth anniversary payment of $94 (US$75) required for 2021 (2020 - $67 (US$50)) pursuant to the Copper King option agreement entered into in October 2016.

Mainspring, Arizona

During the year ended December 31, 2021, the Company terminated an option agreement with Mainspring Casa Grande, LLC which was entered into in August 2019 and recorded an impairment charge of $288.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Canada

Frontline Portfolio

In December 2020, the Company executed a purchase agreement for a portfolio of property interests from Frontline Gold Corporation ("Frontline") which included expected future cash option payments of $118, as well as share-based option payments to be received, with the Company retaining NSR royalty interests that range from 0.25% to 2.25% on the four properties.

During the year ended December 31, 2021, the Company received cash payments totalling $73 (2020 - $Nil) and equity payments with fair values totalling $18 (2020 - $Nil) related to the option agreements within the Frontline portfolio.

Perry Portfolio

In June 2020, the Company acquired a portfolio of property interests in Canada from 1544230 Ontario Inc., for cash consideration of $2,991. Certain properties acquired are optioned to third parties and include provisions for NSR royalty interests that range from 0.75% to 2.5%. The Perry portfolio contains additional staged option payments in cash and share-based payments for equity interests in the respective partners.

During the year ended December 31, 2021, the Company received cash payments totalling $508 (2020 - $377) and equity payments with fair values totalling $80 (2020 - $193) related to option agreements within the Perry portfolio which have been applied against the carrying cost of the portfolio and wrote-off $156 related to properties for which claims were allowed to lapse.

Australia

Queensland Gold Project

In September 2020, and amended September 3, 2021, the Company executed an option agreement for the Queensland Gold project in northeastern Australia with Many Peaks Gold Pty. Ltd. ("MPL"), a private Australian company. Pursuant to the agreement, MPL can earn an 80% interest in the project by making a payment of AUD$65 (received) on signing and incurring minimum expenditures AUD$300 on the project within 18 months from the effective date. To exercise the option MPL is required to make a payment equal to AUD$235 in cash or shares. Upon MPL's exercise of the option, EMX will retain a 2.5% NSR royalty interest. Upon exercise of the option, MPL will be granted a second option by EMX to acquire the remaining 20% interest in the project by incurring a total of AUD$2,500 within 24 months of the start date of the first option period or issue to EMX the value of any shortfall in MPL shares. To exercise the second option MPL is required to make a payment equal to AUD$500 in cash or shares. Subsequent to December 31, 2021, 1,175,000 common shares of MPL were issued to EMX as payment of the AUD$235 first option fee.

Impairment of Non-Current Assets

The Company's accounting policy for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim Block, expected long term gold prices to be realized, foreign exchange, and interest rates. For the year ended December 31, 2021, these assumptions remained reasonable and no revisions were considered necessary.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Project and Royalty Generation Costs

During the year ended December 31, 2021, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Turkey	Australia	Canada	South America and other	General Royalty and Project Investigation cost	Total
Administration costs	$357	$264	$79	$1	$2	$1	$148	$852
Drilling, technical, and support costs	1,647	2,372	32	60	-	37	83	4,231
Personnel	1,423	1,979	225	144	101	19	2,172	6,063
Professional costs	366	11	84	156	-	205	598	1,420
Property costs	993	2,676	-	-	71	-	-	3,740
Share-based payments	493	766	59	15	-	29	175	1,537
Travel	122	15	20	-	1	14	140	312
Total Expenditures	5,401	8,083	499	376	175	305	3,316	18,155
Recoveries from partners	(3,939)	(4,722)	-	-	-	-	-	(8,661)
Net Expenditures	$1,462	$3,361	$499	$376	$175	$305	$3,316	$9,494

During the year ended December 31, 2020, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Turkey	Australia	Canada	South America and other	General Royalty and Project Investigation cost	Total
Administration costs	$136	$178	$1	$12	$-	$-	$105	$432
Drilling, technical, and support costs	323	4,734	115	114	36	-	-	5,322
Personnel	1,020	1,971	7	5	-	-	1,929	4,932
Professional costs	243	10	64	171	-	64	514	1,066
Property costs	1,279	2,005	-	-	-	4	-	3,288
Share-based payments	116	310	23	10	-	7	661	1,127
Travel	127	14	-	-	-	-	84	225
Total Expenditures	3,244	9,222	210	312	36	75	3,293	16,392
Recoveries from partners	(1,606)	(6,347)	-	(9)	-	-	-	(7,962)
Net Expenditures	$1,638	$2,875	$210	$303	$36	$75	$3,293	$8,430

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

10. PROPERTY AND EQUIPMENT

During the years ended December 31, 2021 and 2020 depreciation of $56 (2020 - $27) has been included in project and royalty generation costs.

	Computer	Field	Office	Building	Land	Total

Cost
As at December 31, 2019	$110	$162	$2	$723	$419	$1,416
Additions	-	165	-	-	-	165
Disposals and derecognition	(59)	(5)	-	-	-	(64)
As at December 31, 2020	51	322	2	723	419	1,517
Additions	-	206	-	-	-	206
As at December 31, 2021	$51	$528	$2	$723	$419	$1,723

Accumulated depreciation
As at December 31, 2019	$110	$80	$2	$580	$-	$772
Additions	-	37	-	26	-	63
Disposals and derecognition	(59)	(5)	-	-	-	(64)
As at December 31, 2020	$51	$112	$2	$606	$-	$771
Additions	-	77	-	25	-	102
As at December 31, 2021	$51	$189	$2	$631	$-	$873

Net book value
As at December 31, 2020	$-	$210	$-	$117	$419	$746
As at December 31, 2021	$-	$339	$-	$92	$419	$850

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future project and royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	December 31, 2021	December 31, 2020
U.S.A	$1,028	$448
Sweden	32	8
Total	$1,060	$456

As at December 31, 2021, the Company has no material reclamation obligations.

12. INCOME TAXES

Deferred Income Tax Asset

The tax effects of temporary differences between amounts recorded in the Company's accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets and liabilities as follows:

	December 31, 2021	December 31, 2020
Royalty interest	$(1,923)	$(1,718)
Tax loss carryforwards	5,765	1,828
Other	67	(110)
Total	$3,909	$-

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

12. INCOME TAXES (Continued)

As at December 31, 2021 and 2020, no deferred tax assets were recognized on the following temporary differences as it was not probable that sufficient future taxable profit will be available to realize such assets:

	December 31, 2021	December 31, 2020	Expiry Date Range
Tax loss carryforwards	$56,145	$60,699	2026-2041
Exploration and evaluation assets	10,264	4,094	No expiry
Other	11,954	1,557	No expiry

Income Tax Expense

	December 31, 2021	December 31, 2020
Current tax expense	$343	$506
Deferred tax expense (recovery)	(3,898)	2,113
	$(3,555)	$2,619

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27% (2020 - 27%) as follows:

	December 31, 2021	December 31, 2020
Expected income tax (recovery)	$(8,992)	$(914)
Effect of lower tax rates in foreign jurisdictions	793	31
Permanent differences	2,829	876
Change in unrecognized deductible temporary differences and other	1,542	2,552
Foreign exchange	273	74
Total	$(3,555)	$2,619

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company's advances from joint venture partners consist of the following:

	December 31, 2021	December 31, 2020
U.S.A.	$2,753	$1,524
Sweden and Norway	670	41
Total	$3,423	$1,565

14. LOANS PAYABLE

During the year ended December 31, 2021, the Company entered into two separate credit arrangements as follows:

Sprott Credit Facility

In August 2021, the Company entered into a credit facilty with Sprott for US$44,000 (the "Sprott Credit Facility") with a maturity date of July 31, 2022. The credit facility carries an annual interest rate of 7%, payable monthly. In connection with the Sprott Credit Facility, EMX paid cash fees of US$795 as an origination discount, and issued 450,730 common shares valued at $1,558 (US$1,235) or $3.46 (US$2.74) per share. For the year ended December 31, 2021, the Company recognized an interest expense of $2,474 on the loan which was calculated using an annual effective interest rate of 12.09% and included in finance expenses and other. Included in restricted cash as at December 31, 2021 was $1,906 (US$1,500) in funds held as a minimum cash balance as required under the agreement. The Sprott Credit Facility includes a general security agreement over select assets of EMX.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

14. LOANS PAYABLE (Continued)

Subsequent to December 31, 2021, the Company entered into an amended agreement to extend the term of the the Sprott Credit Facility to December 31, 2024 (Note 20). In accordance with IAS 1 - Presentation of Financial Statements, the current presentation of the loan has not been adjusted for the subsequent amendment.

SSR VTB Note

In October 2021, as part of the purchase of the SSR Mining royalty portfolio (Note 9), the Company entered into a vendor take-back ("VTB") financing for up to US$8,000 which bears interest at 10% per annum for the first 180 days, and will increase to 13% per annum thereafter. The VTB Note has a maturity date of December 31, 2022. The VTB Note is unsecured and subordinated to the Sprott Credit Facility. Upon closing of the acquisition, the Company drew upon the financing and issued a note payable to SSR Mining in the amount of US$7,848.

Subsequent to the amended agreement with Sprott, the Company entered into an amendment to the postponement agreement with Sprott and SSR Mining to permit the prepayment of the VTB Note prior to the repayment of the Sprott Credit Facility, provided that no event of default has occurred or is continuing under the Sprott Credit Facility.

The following table summarizes the Company's loans payable as at December 31, 2021 and changes during the year then ended:

	Sprott Facility	SSR VTB Note	Total
Balance as at December 31, 2020	$-	$-	$-
Proceeds	52,933	9,682	62,615
Interest accretion	2,474	192	2,666
Repayments	(1,487)	-	(1,487)
Foreign exchange	341	283	624
Balance as at December 31, 2021	$54,261	$10,157	$64,418

15. CAPITAL STOCK

Authorized

As at December 31, 2021, the authorized share capital of the Company was an unlimited number of common shares without par value.

Common Shares

During the year ended December 31, 2021, the Company:

  Issued 1,055,400 common shares for gross proceeds of $1,407 pursuant to the exercise of stock options.
  Issued 4,667 common shares valued at $13 pursuant to an agreement with a consultant to the Company.
  Issued 232,750 common shares with a value of $183 pursuant to the restricted share unit plan with executives and management of the Company.
  Issued 114,785 common shares valued at $434 (US$375) related to the Oijärvi acquisition agreement (Note 9).
  Issued 12,323,048 common shares valued at $41,898 related to the acquisition of the SSR Mining royalty portfolio (Note 9).
  Issued 450,730 common shares at a value of $1,557 or $3.46 per share as part of the Sprott Credit Facility (Note 14).

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

15. CAPITAL STOCK (Continued)
  Completed a non-brokered private placement in two tranches and issued 6,500,000 units at a price of $3.30 per unit for gross proceeds of $21,450. Each unit consisted of one common share and one half of one share purchase warrant. Each full warrant entitles the holder thereof to purchase one common share of the Company at a price of $4.00 per common share in the first year and $4.50 per common share in the second year. Using the residual value method with respect to the measurement of shares and warrants issued as private placement units, $63 was allocated to the value of the warrant component. In consideration for arranging the private placement, the Company paid finder's fees of $630 in cash and issued 149,282 finder's warrants. Each finder's warrant entitles the holder to purchase one common share at a price of $3.50 per common share for one year from closing. The Company recorded $75 in share capital and reserves related to the fair value of the finders' warrants. The fair value of the finder's warrants issued as part of the private placement was estimated as of the date of the issuance using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 0.92%, dividend yield of 0%, volatility of 43.95% and an expected life of 1 year. The Company paid an additional $138 in legal and regulatory costs related to the private placement.

During the year ended December 31, 2020 the Company:

  Issued 1,967,800 common shares for gross proceeds of $2,156 pursuant to the exercise of stock options.
  Issued 52,000 common shares valued at $136 pursuant to the Kaukua Royalty acquisition (Note 9).
  Issued 103,271 common shares valued at $399 pursuant to the Frontline Royalty and other property interest acquisition (Note 9).

Stock Options

The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the years ended December 31, 2021 and 2020, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price
Balance as at December 31, 2019	6,714,700	$1.30
Granted	1,645,500	2.62
Exercised	(1,967,800)	1.10
Forfeited	(10,000)	1.70
Balance as at December 31, 2020	6,382,400	$1.70
Granted	1,801,500	3.98
Exercised	(1,055,400)	1.33
Forfeited	(20,000)	3.96
Balance as at December 31, 2021	7,108,500	2.33
Number of options exercisable as at December 31, 2021	7,098,500	$2.32

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

15. CAPITAL STOCK (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2021:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
August 28, 2017	1,045,000	1,045,000	1.20	August 28, 2022
July 10, 2018	1,289,000	1,289,000	1.30	July 10, 2023
November 28, 2018	10,000	10,000	1.57	November 28, 2023
December 14, 2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019	1,375,000	1,375,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020	1,444,000	1,444,000	2.62	June 10, 2025
October 5, 2020	29,000	29,000	3.50	October 5, 2025
May 6, 2021*	1,241,500	1,231,500	4.11	May 6, 2026
May 12, 2021	15,000	15,000	4.28	May 12, 2026
June 21, 2021	20,000	20,000	3.67	June 21, 2026
August 19, 2021	500,000	500,000	3.66	August 19, 2026
September 8, 2021	10,000	10,000	3.51	September 8, 2026

Total	7,108,500	7,098,500

* Includes options granted for investor relations services that vest 25% every 4 months from the date of grant.

The weighted average remaining useful life of exercisable stock options is 2.73 years (December 31, 2020 - 2.82 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant. A total of 3,200,000 RSU's are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

During the years ended December 31, 2021 and 2020, the change in RSU's outstanding is as follows:

Number
Balance as at December 31, 2019	958,500
Vested	(312,500)
Granted	430,000
Balance as at December 31, 2020	1,076,000
Vested	(326,500)
Granted	470,000
Balance as at December 31, 2021	1,219,500

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

15. CAPITAL STOCK (Continued)

The following table summarizes information about the RSU's which were outstanding at December 31, 2021:

Evaluation Date	December 31, 2020	Granted	Vested	Expired/Cancelled	December 31, 2021
December 31, 2020*	312,500	-	(312,500)	-	-
December 31, 2021**	312,500	-	-	-	312,500
November 18, 2022	21,000	-	(14,000)	-	7,000
December 31, 2022	430,000	-	-	-	430,000
December 31, 2023	-	470,000	-	-	470,000
Total	1,076,000	470,000	(326,500)	-	1,219,500

*Based on the achievement of performance as evaluated by the Compensation Committee, it was ascertained that 312,500 RSU's with an evaluation date of December 31, 2020 had vested during the year ended December 31, 2021 based on preset performance criteria previously established on the grant date.

**Subsequent to the year ended December 31, 2021 it was ascertained that 234,750 RSU's with an evaluation date of December 31, 2021 had vested based on preset performance criteria previously established on the grant date.

Warrants

During the years ended December 31, 2021 and 2020, the change in warrants outstanding was as follows:

	Number	Weighted Average Exercise Price
Balance as at December 31, 2019 and 2020	-	$-
Issued	3,399,280	3.98
Balance as at December 31, 2021	3,399,280	$3.98

The following table summarizes information about the warrants which were outstanding at December 31, 2021:

Date Issued	Number of Warrants	Exercisable	Exercise Price $	Expiry Date
November 5, 2021	148,082	148,082	3.50	November 7, 2022
November 16, 2021	1,200	1,200	3.50	November 17, 2022
November 5, 2021	3,249,998	3,249,998	4.00	November 5, 2023
Total	3,399,280	3,399,280

Share-based Payments

During the year ended December 31, 2021, the Company recorded aggregate share-based payments of $5,216 (2020 - $3,121) as they relate to the fair value of stock options and RSU's vested during the year and the fair value of incentive stock grants. Share-based payments for the years ended December 31, 2021 and 2020 are allocated to expense accounts as follows:

Year ended December 31, 2021	General and Administrative Expenses	Project and Royalty Generation Costs	Total
Fair value of stock options vested	$1,759	$1,510	$3,269
RSU's vested	1,611	-	1,611
RSU's settled in cash	309	27	336
	$3,679	$1,537	$5,216

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

15. CAPITAL STOCK (Continued)
Year ended December 31, 2020	General and Administrative Expenses	Project and Royalty Generation Costs	Total
Fair value of stock options vested	$1,241	$979	$2,220
RSU's vested	695	-	695
RSU's settled in cash	58	148	206
	$1,994	$1,127	$3,121

The weighted average fair value of the stock options granted during the year ended December 31, 2021 was $1.81 (2020 - $1.35) per stock option. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Risk free interest rate	0.88%	0.42%
Expected life (years)	5	5
Expected volatility	53.3%	61.7%
Dividend yield	0%	0%

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

For the year ended December 31, 2021	Salary and fees	Share-based Payments	Total
Management	$1,071	$1,357	$2,428
Outside directors *	556	967	1,523
Seabord Management Corp.**	208	-	208
Total	$1,835	$2,324	$4,159

For the year ended December 31, 2020	Salary and fees	Share-based Payments	Total
Management	$894	$934	$1,828
Outside directors *	301	469	770
Seabord Management Corp.**	279	-	279
Total	$1,474	$1,403	$2,877

*Starting June 2020 the directors fees paid to the Company's non-Executive Chairman have been replaced by monthly consulting fees of US$21. The change in fees is to reflect his increased role and involvement in the Company's investment activities.

**Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities at December 31, 2021 is $3 (December 31, 2020 - $28) owed to key management personnel and other related parties.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

17. SEGMENTED INFORMATION

The Company operates within the resource industry. As at December 31, 2021 and 2020 the Company had royalty and other property interests, property and equipment and royalty revenue located geographically as follows:

ROYALTY AND OTHER PROPERTY INTERESTS	December 31, 2021	December 31, 2020
Turkey	$55,540	$-
U.S.A.	9,558	12,694
Argentina	8,995	-
Canada	3,790	3,220
Peru	2,475	-
Chile	1,850	1,684
Sweden	438	438
Finland	260	260
Mexico	249	-
Serbia	200	200
Total	$83,355	$18,496

PROPERTY AND EQUIPMENT	December 31, 2021	December 31, 2020
Sweden	$141	$58
U.S.A.	709	688
Total	$850	$746

ROYALTY REVENUE	December 31, 2021	December 31, 2020
U.S.A.	$3,484	$1,414
Sweden	178	64
Turkey	80	-
Total	$3,742	$1,478

The Company's depletion expense is related to properties located in the USA for the years ended December 31, 2021 and 2020.
18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2021, the Company had a working capital deficit of $14,313 (December 31, 2020 - working capital of $68,995). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company also receives additional cash inflows from the recovery of expenditures from project partners, and investment income including dividends from investments in associated entities. Subsequent to the year ended December 31, 2021, the Company re-negotiated the payment terms of the Sprott Credit Facility (Note 20). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

The Company is not subject to externally imposed capital requirements other than as disclosed in Note 14.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

a) Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

b) Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

c) Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.

As at December 31, 2021, there were no changes in the levels in comparison to December 31, 2020. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	$9,226	$5,935	$-	$15,161
Warrants	-	180	-	180
Total	$9,226	$6,115	$-	$15,341

The carrying value of trade and settlement receivables and other assets, loans receivable, advances from joint venture partners, accounts payable and accrued liabilities and loans payable, approximate their fair value because of the short-term nature of these instruments.

The Company holds warrants exercisable into common shares of public companies. The warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables.  This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company's exposure with respect to its receivables is primarily related to royalty streams, recovery of project and royalty generation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates.  Management believes the interest rate risk is low given interest rates on promissory notes and loans including the Sprott Credit Facility (Note 14) are fixed and the current low global interest rate environment.  Fluctuation in market rates is not expected to have a significant impact on the Company's operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments.  The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2021 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $1,534.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.

Commodity Risk

The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency.  The Company operates in Canada, Turkey, Sweden, Australia, Norway, Finland, Chile, and the U.S.A.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company's cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued liabilities, advances from joint venture partners and loans payable to foreign exchange risk as at December 31, 2021 was as follows:

Accounts	US dollars
Cash and cash equivalents	$7,461
Restricted cash	3,049
Trade receivables	18,190
Loan receivable	2,000
Accounts payable and accrued liabilities	(872)
Advances from joint venture partners	(2,168)
Loans payable	(50,734)
Net exposure	$(23,074)
Canadian dollar equivalent	$(29,297)

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial. Based on the above net exposure as at December 31, 2021, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $2,930 in the Company's pre-tax profit or loss.

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Changes in non-cash working capital:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Accounts receivable and other assets	$1,493	$(1,993)
Accounts payable and accrued liabilities	(651)	2,290
Advances from joint venture partners	(808)	(310)
	$34	$(13)

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2021

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

During the years ended December 31, 2021 and 2020, the Company paid interest and income tax as follows:

	December 31, 2021	December 31, 2020
Interest paid	$1,487	$-
Income taxes paid	-	-
	$1,487	$-

The significant non-cash investing and financing transactions during the years ended December 31, 2021 and 2020 included:

a) Recorded the issuance of $41,898 (2020 - $535) through share capital for the issuance of 12,323,048 (2020 - 155,271) common shares for the acquisition of royalty and other property interests and deferred compensation receivable;

b) Recorded the issuance of $434 (2020 - $Nil) through share capital for the issuance of 114,785 (2020 - Nil) common shares related to property agreements;

c) Reclass of $847 (2020 - $Nil) of accumulated OCI out of reserves to deficit upon disposal of a FVOCI investment.

d) Reclass of $803 (2020 - $1,211) from reserves to share capital for options exercised;

e) Recording of $183 (2020 - $Nil) through share capital for the issuance of 232,750 (2020 - Nil) common shares for settlement of previously vested RSUs;

f) Recognized $9,682 (2020 - $Nil) as a loan payable for Turkish VAT paid by SSR Mining on behalf of the Company (Note 14);

g) Adjusted non-current assets and liabilities for $273 (2020 - $234) related to cumulative translation adjustments ("CTA"), of which $1,492 (2020 - gain of $209) relates to CTA loss on royalty interest, $1,473 (2020 - $Nil) relates to CTA gain on investment in associates, $11 (2020 - $6) relates to a CTA loss on deferred tax assets, and $243 (2020 - gain of $31) relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency.

20. EVENTS SUBSEQUENT TO THE REPORTING DATE

Subsequent to the year ended December 31, 2021, the Company:

a)   entered into an amendment to extend the term of the US$44,000 Sprott Credit Facility to December 31, 2024 in consideration for the payment of an amount equal to 1.5% of the outstanding principal amount, which shall be added to the principal amount of the Sprott Credit Facility; and to amend the voluntary prepayment rights under the Sprott Credit Facility to permit the prepayment of up to US$10,000 of the principal amount of the Sprott Credit Facility at any time on or after June 30, 2023, and permit the prepayment of the remaining principal amount at any time on or after June 30, 2024.

b) through its wholly-owned subsidiary, Bullion Monarch Mining, Inc. reached a settlement with Barrick Gold Corporation ("Barrick") and Barrick affiliates and subsidiaries ("Barrick Entities") with respect to BULM'S claim of non-payment of royalties by the Barrick Entities to BULM on production from properties in the Carlin trend, Nevada. Pursuant to the settlement, Barrick paid Bullion US$18,825 being US$25,000 as the settlement less US$6,175 as payment of the contingency fee to BULM's lawyers.